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                                                               EXHIBIT (a)(1)(M)

Contact:        Matt Hamilton
                Corporate Communications, Inc.
                800-899-6181


                   DWAIN A. NEWMAN AND THE NEWMAN FAMILY, LLC
                  ANNOUNCE AMENDMENT TO TENDER OFFER STATEMENT
                AND EXTENSION OF EXPIRATION DATE OF TENDER OFFER
                        FOR NATIONAL HOME CENTERS, INC.

     Springdale, Arkansas (December 18, 2001) - Dwain A. Newman and The Newman Family, LLC announced today that they have filed an amendment to the Tender Offer Statement on Schedule TO related to their offer to purchase all of the outstanding shares of common stock of National Home Centers, Inc. (NASDAQ
SmallCap: NHCI), not already owned by Mr. Newman for a price of $1.40 per share. The amendment makes several changes to the Offer to Purchase, dated November 9, 2001, which describes the Offer and was sent to the stockholders of National Home Centers. Among other things, the amendment changes or adds the following information:

        . Dwain A. Newman is a filing person and one of the purchasers in the tender offer and that National Home Centers, Inc. is engaged in the going-private transaction to the extent that the Board of Directors has indicated its belief that the Offer Price is fair and has recommended that minority stockholders accept the Offer.

        . The preliminary results of Duff & Phelps' analyses indicated a range of values generally above the Purchaser's initial offer price of $1.20 and the Purchaser's informal revised offer price of $1.30. The final results of Duff & Phelps' analyses were consistent with its preliminary results.

        . Neither the Special Committee, the Board, or the Purchaser considered net book value or liquidation value to be a proper measure of the fair value of the minority shares because the status of the minority stockholders restricts their ability to cause a sale or liquidation of National Home Centers. As of July 31, 2001, the net book value per share of National Home Centers was $1.66, and a liquidation value was not obtained.

        . Despite the fact that the Offer does not require the approval of a majority of NHC's minority stockholders, NHC's Board and Special Committee believe the Offer and second-step Merger are procedurally fair because, among other things, (i) the Special Committee (which consisted of NHC's two independent directors) was appointed to represent the interests of the minority stockholders, and a special committee is a mechanism well recognized under established corporate law to ensure fairness in this type of transaction, (ii) the Special Committee retained and was advised by its own independent legal counsel and financial advisor; (iii) the receipt by the Special Committee of an opinion from Duff & Phelps, its financial advisor, as to the fairness of the Offer, from a financial point of view, to the minority stockholders; (iv) minority stockholders can choose not to tender their Shares in the Offer; and (v) minority stockholders not approving of the transaction will have the ability to receive "fair value" for their Shares through an appraisal procedure in the second-step Merger.

        . The Purchaser filed as an exhibit to the Schedule TO certain material presented to the Special Committee by Duff & Phelps. These materials were used by the Special Committee in making its recommendation to the Board of Directors concerning the Offer. Stockholders may obtain a copy of the materials for no charge from the SEC's website at www.sec.gov or from Corporate
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     Communications, Inc., the Information Agent for the Offer, by calling 800-
     899-6181, at the tone dial extension 990.

     Mr. Newman and The Newman Family, LLC also announced today that they had extended the expiration date of the tender offer until December 26, 2001. As a result, stockholders of National Home Centers, Inc. may tender or withdraw their shares until 4:00 p.m., Central Standard time on Wednesday, December 26, 2001, unless the offer is further extended.

     According to UMB Bank, N.A., the Depositary for the tender offer, as of 5:00 p.m. on December 14, 2001, 2,108,642 shares of National Home Centers, Inc. common stock have been validly tendered and not withdrawn.


     This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of National Home Centers, Inc. The Tender Offer is made only through the Offer to Purchase and related Letter of Transmittal and other offer documents which Dwain A. Newman and the Newman Family, LLC have filed with the Securities and Exchange Commission (SEC).

     Stockholders are advised to read the tender offer documents, including the amendment described in this press release, in their entirety before making a decision whether to tender their shares. Stockholders can obtain a copy of the tender offer documents, including the amendment, for no charge at the SEC's website at www.sec.gov. Corporate Communications, Inc. is acting as the
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Information Agent for Dwain A. Newman and The Newman Family, LLC in connection with the Offer. Copies of the tender offer documents may also be obtained for no charge by calling Corporate Communications at 800-899-6181, at the tone dial extension 990.

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